

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2007

Larry W. Youell, President and CEO
FEC Resources Inc.
46 Royal Ridge Rise, NW
Calgary, Alberta CANADA T3G 4V2

> **Re:**   **FEC Resources Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed July 13, 2007**
> **File No. 000-17729**

Dear Mr. Youell:

        We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Current Exploration/Development, page 14

1.   Amend your filing to omit references on pages 15 and 16 to quantities of "potential reserves" and "upside reserves," as these terms are not recognized by our rules. Additionally, you state on page 15 that Forum owns 3.4 TCF of "proven gas in place" and on page 17 that FEI was awarded operating contracts on properties with estimated proven and probable coal reserves of 4.9 million tons of coal. Elsewhere in your filing you state that you have no mineral reserves. Remove the quantification of reserves or explain to us the discrepancy and your

failure to provide disclosures required by SFAS 69 and our rules with regard to oil and gas and other mineral reserves.

Contractual Obligations, page 23

2.   Add the tabular disclosure of contractual obligations required by Item 5(F) of the Instructions for Form 20-F.

Controls and Procedures, page 41

3.   Revise your disclosure to indicate whether your disclosure controls and procedures are effective or ineffective. We would expect that, given the weaknesses that you discuss, you would conclude that they are ineffective.

4.   Revise your filing to include the disclosures regarding changes in internal control over financial reporting that are required by Item 15(d) of the Instructions for Form 20-F.

Financial Statements, page 45

General

5.   Amend your filing to include your independent auditor's report for the year ended December 31, 2004.

6.   Explain why you are not required to file the financial statements of FEP. Refer to Regulation S-X, Rule 3-09, and Instructions to Item 8, paragraph 1, of the instructions to Form 20-F.

Statements of Operations and Deficit

7.   Revise your statement of operations to include both basic average number of share outstanding and diluted average number of shares outstanding.

8.   We note that you recorded a $10,340,874 prior period restatement directly to retained earnings in 2006. It appears that you should revise your accounting to include the adjustment as a component of net income/loss in 2005 by eliminating the "gain on dilution of investment in FEP."

Note 14 – U.S. GAAP reconciliation

9.   Your adjustments relating to FEP resulting from the application of SFAS 115 contradict your disclosure in Note 2 that FEP is accounted for using the equity method. Revise your accounting for consistency. It appears to us that equity method accounting may be the appropriate method.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions.

Sincerely,

April Sifford
Branch Chief